BB 3/7

SEC 03013216 OMMISSION

Z 3-6

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52258

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
River Capital Markets, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RECD S.E.C.
FEB 2 8 2003
51

121 W. Long Lake Road, Third Floor
(No. and Street)

Bloomfield Hills (City) MI (State) 48304 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael J. Feldman 248-433-3170
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Perrin, Fordree & Company, P.C.
(Name – *if individual, state last, first, middle name*)

901 Wilshire Drive, Suite 400 (Address) Troy (City) MI (State) 48084 (Zip Code)

RECD S.E.C.
51

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael J. Feldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of River Capital Markets, L.L.C., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) An Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIVER CAPITAL MARKETS, L.L.C.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

RIVER CAPITAL MARKETS, L.L.C.

- CONTENTS -

Edward J. Phillips CPA
Robert S. Gigliotti CPA
Ronald H. Frechen CPA
Robert E. Hagedorn CPA
Thomas W. Larson M.A.
Roger G Zulauf CPA
Judith K. Caldwell CPA
Garrett P. Klein CPA
Michael J. Mayette CPA
Sandra L. Gohlke CPA
Kevin P. Cairns CPA

PERRIN FORDREE & COMPANY P.C.
CERTIFIED PUBLIC ACCOUNTANTS

American Institute of CPAs
Michigan Association of CPAs
Registered Investment Advisors

Independent Auditors' Report

To the Board of Directors
River Capital Markets, L.L.C.
Troy, Michigan

We have audited the accompanying statement of financial condition of **RIVER CAPITAL MARKETS, L.L.C.** as of December 31, 2002, and the related statements of income, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **RIVER CAPITAL MARKETS, L.L.C.** at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole.

Perrin, Fordree & Company, P.C.

PERRIN, FORDREE & COMPANY, P.C.

February 17, 2003

901 Wilshire Dr.
Suite 400
Troy, Michigan 48084
248/362-3600
Fax 248/362-4707

RIVER CAPITAL MARKETS, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash		$ 8,665
Money market funds		3,915
Total current assets		12,580
Office equipment, at cost	$ 4,942	
Computer equipment, at cost	8,004	
	12,946	
Less accumulated depreciation	5,179	7,767
		$ 20,347

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES -	
Accounts payable	$ 858
MEMBERS' EQUITY	19,489
	$ 20,347

The accompanying notes are an integral part of the financial statements.

RIVER CAPITAL MARKETS, L.L.C.
STATEMENT OF LOSS
YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Retainer fees	$ 22,500
Success fees	7,000
Dividend income	149
Total revenues	29,649
OPERATING EXPENSES	53,087
NET LOSS	$ 23,438

The accompanying notes are an integral part of the financial statements.

RIVER CAPITAL MARKETS, L.L.C.
STATEMENT OF MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

BALANCE - DECEMBER 31, 2001	$ 50,075
CAPITAL CONTRIBUTIONS	20,000
MEMBER WITHDRAWALS	(27,148)
NET LOSS	(23,438)
BALANCE - DECEMBER 31, 2002	$ 19,489

The accompanying notes are an integral part of the financial statements.

RIVER CAPITAL MARKETS, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from customers	$ 35,197	
Cash paid to suppliers	(59,599)	
Dividends received	149	
Net cash from operating activities		$ (24,253)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Members' capital contributions	20,000	
Members' withdrawals	(27,148)	
Net cash to financing activities		(7,148)
DECREASE IN CASH AND CASH EQUIVALENTS		(31,401)
CASH AND CASH EQUIVALENT:		
BALANCE - December 31, 2001		43,981
BALANCE - DECEMBER 31, 2002		$ 12,580

RECONCILIATION OF NET INCOME TO NET CASH FROM OPERATING ACTIVITIES

NET LOSS		$(23,438)
Adjustment to reconcile net income to net cash from operating activities -		
Depreciation		2,336
Changes in assets and liabilities which increase (decrease) cash flow:		
Accounts receivable	$ 5,697	
Accounts payable	(8,848)	(3,151)
NET CASH FROM OPERATING ACTIVITIES		$(24,253)

The accompanying notes are an integral part of the financial statements.

RIVER CAPITAL MARKETS, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies of River Capital Markets, L.L.C. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to Generally Accepted Accounting Principles and have been consistently applied in the preparation of the financial statements.

Organization

River Capital Markets, L.L.C. (the Company) was organized May 20, 1997 as a limited liability company under the laws of the State of Michigan. The Company is a registered securities broker/dealer. The Company does not carry customer accounts or hold securities.

Basis of Accounting

The Company utilizes the accrual basis of accounting in which revenues and expenses are recorded in the period earned or incurred, rather than when received or paid, respectively.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash includes commercial checking accounts and brokerage money market accounts.

Depreciation

The Company uses the straight line balance method of depreciation for office equipment and furniture and fixtures over useful lives of five to seven years.

Income Taxes

The Company is a Limited Liability Company. Accordingly, no provision for income taxes has been made on these financial statements. All profits and losses are taxed on the members' tax returns.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

NOTE 2 - NET CAPITAL:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. At December 31, 2002, the Company's net capital was $7,808, minimum required net capital is $5,000 and the ratio of the Company's aggregate indebtedness to the Company's net capital is approximately .11 to 1.

NOTE 3 - OPERATING LEASE:

The Company has a lease agreement for their offices. The lease is on an annual basis with an option to renew each year. The payments are classified as rent expense. The lease runs from March 1 to February 28, requiring payments of $2,400 per month. For the year ended December 31, 2002, the amount of rent paid was $21,600.